# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ELECTRONIC ARTS INC., CIK 0000712515
CUSIP: 285512109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 209 Redwood Shores Parkway, Redwood City, California (CA), 94065
Date of event which requires filing of this statement: 08/05/2026
Amends the filing with accession number 0001140361-25-036418
Filed by CIK 0001767640
Persons authorized to receive notices and communications: Turqi Alnowaiser, The Public Investment Fund Tower, King Abdullah Financial District (KAFD), Al Aqiq District, Riyadh, Saudi Arabia (T0), 13519, 966 118135 001; With copies to Joshua N. Korff, Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York (NY), 10022, (212) 446-4943

## Reporting persons
- PUBLIC INVESTMENT FUND (CIK 0001767640): type of reporting person: other (OO); citizenship or place of organization: Saudi Arabia (T0); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: ELECTRONIC ARTS INC.
Address of issuer's principal executive offices: 209 Redwood Shores Parkway, Redwood City, California (CA), 94065
Comment: This Amendment No. 1 (the "Amendment") amends and supplements the statement on Schedule 13D filed by the Reporting Person on September 29, 2025 (the "Schedule 13D"), which amended and superseded the statement on Schedule 13G originally filed by the Reporting Person on February 14, 2022. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment shall maintain the meanings herein as are ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On August 4, 2026 (the "Closing Date"), Parent and Merger Sub completed the previously announced acquisition of Electronic Arts Inc. (the "Issuer"). Pursuant to the Merger Agreement and upon the terms and subject to the conditions set forth therein, on the Closing Date, Merger Sub merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent (the effective time of the Merger, the "Effective Time"). At the Effective Time, subject to certain exceptions, each share of common stock of the Issuer (the "Common Stock") issued and outstanding immediately prior to the Effective Time was cancelled and converted automatically into the right to receive $210.00 in cash, without interest (the "Merger Consideration").

In addition, pursuant to the Support and Rollover Agreement, immediately prior to the Effective Time, the Reporting Person contributed to an indirect parent entity of Parent its Rollover Shares, consisting of 24,807,932 shares of Common Stock with an aggregate value (based on the Merger Consideration) of approximately $5.21 billion in exchange for equity interests in an indirect parent entity of Parent. Immediately after the foregoing contribution, such Rollover Shares were contributed down the ownership structure until held by Parent, and as a result of the Merger, each share of Common Stock held by Parent automatically converted into one share of common stock of the Surviving Corporation.

The Common Stock was suspended from trading on the Nasdaq Global Select Market ("Nasdaq") prior to the opening of trading on August 5, 2026. Nasdaq has filed with the SEC a Notification of Removal from Listing and/or Registration under Section 12(b) of the Act on Form 25 to delist and deregister the Common Stock from Nasdaq. As a result, the Common Stock will no longer be listed on Nasdaq effective ten days after such filing (the "Delisting").

In addition, on or around August 14, 2026, the Issuer intends to file with the SEC a certification on Form 15 under the Exchange Act requesting the deregistration of the Common Stock (the "Deregistration") under Section 12(g) of the Act and the suspension of the Issuer's reporting obligations under Sections 13(a) and 15(d) of the Act as promptly as practicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(c) and (e) of the Schedule 13D are each hereby amended and restated in their entirety as follows and as set forth in subsections (b), (c) and (e) hereof:

The responses of the Reporting Person set forth in rows (11) and (13) of the cover page of this Amendment are incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Person set forth in rows (7) through (10) of the cover page of this Amendment are incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 of this Amendment.
Except as set forth in this Amendment, the Reporting Person has not effected any transactions with respect to the Common Stock during the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: In connection with the Merger and as a result of the Delisting and Deregistration, the Reporting Person ceased to beneficially own more than five percent of the Common Stock, effective as of the Closing Date.

## Signatures
- PUBLIC INVESTMENT FUND: /s/ Turqi A. Alnowaiser, Turqi A. Alnowaiser / Deputy Governor and Head of International Investments Division (08/05/2026)